Exhibit 99.2
Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

	January 31, 2005	April 30, 2004
Assets
Current assets:
Cash and cash equivalents (note 2)	$22,453	$31,603
Marketable Securities (note 2)	19,760	-
Accounts receivable	33,131	26,347
Inventory	43,276	44,605
Future income taxes	3,074	3,085
Income taxes recoverable	1,284	481
Prepaid expenses and other assets	6,226	6,383
	129,204	112,504
Capital assets	36,071	34,656
Future income taxes	24,638	27,473
Investments in partly owned businesses	1,640	1,763
Goodwill and intangible assets (note 3)	30,486	-
	$222,039	$176,396
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 5)	$33,716	$26,296
Income taxes payable	37	19

	33,753	26,315
Future income taxes	4,785	6,650
Long-term liabilities (note 6)	8,102	5,880
Shareholders’ equity:
Capital stock (note 7)	276,135	234,637
Contributed surplus	911	114
Cumulative translation account	(7,175)	(2,177)
Deficit	(94,472)	(95,023)

	175,399	137,551

Commitments and contingencies
	$222,039	$176,396

The accompanying notes form an integral part of these consolidated financial statements.

Leitch Technology Corporation - Q3 2005	21

Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months ended		Nine months ended
	January 31		January 31
	2005	2004	2005	2004

Revenue	$49,693	$38,792	$160,740	$112,728
Cost of goods sold	24,868	21,417	85,008	62,416

Gross margin	24,825	17,375	75,732	50,312

Expenses (income)
Selling and administrative expenses	14,465	14,773	46,273	43,444
Gross research and development	8,581	7,492	25,627	24,266
Investment tax credits	(473)	(703)	(1,556)	(2,251)
Other charges (note 4)	97	-	7,015	2,918
Investment income, net	(516)	(65)	(1,325)	(261)

	22,154	21,497	76,034	68,116

Earnings (loss) before amortization, equity interest and income taxes	2,671	(4,122)	(302)	(17,804)
Amortization of intangible assets	465	-	1,081	-
Gain on disposal of partly owned business (note 11)			(2,057)
Equity interest in losses (earnings) of partly owned businesses	(17)	(8)	123	1

Earnings (loss) before income taxes	2,223	(4,114)	551	(17,805)
Income taxes (recovery)	-	-	-	(2,243)
Net earnings (loss)	$2,223	$(4,114)	$551	$(15,562)

Earnings (loss) per share:
Basic	$0.06	$(0.12)	$0.02	$(0.48)
Diluted	$0.06	$(0.12)	$0.01	$(0.48)

Weighted average number of shares outstanding (thousands):
Basic	39,223	34,570	36,322	32,438
Diluted	40,270	34,570	37,329	32,438

Consolidated Statements of Retained Earnings (Deficit)
(In thousands of Canadian dollars - Unaudited)

	Three months ended		Nine months ended
	January 31		January 31
	2005	2004	2005	2004
Deficit, beginning of period	$(96,695)	$(69,172)	$(95,023)	$(57,724)
Net earnings (loss)	2,223	(4,114)	551	(15,562)
Deficit, end of period	$(94,472)	$(73,286)	$(94,472)	$(73,286)

The accompanying notes form an integral part of these consolidated financial statements.

22	Leitch Technology Corporation - Q3 2005

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months ended		Nine months ended
	January 31		January 31
	2005	2004	2005	2004
Cash flows provided by (used in):
Operating activities:
Net earnings (loss)	$2,223	$(4,114)	$551	$(15,562)
Items not involving cash:
Depreciation	2,787	3,008	8,810	8,901
Future income taxes	172	(869)	851	(3,701)
Stock-based compensation	377	-	963	-
Amortization of intangible assets	465	-	1,081	-
Equity interest in (earnings) losses of partly owned businesses	(17)	(8)	123	1
Gain on disposal of partly owned businesses	-	-	(2,057)	-
Loss (gain) on disposal of capital assets	-	(74)	1,662	(3)
Net change in non-cash balances related to operations (note 10)	(3,192)	(6,304)	(503)	(2,762)
Cash flows provided by (used in) operating activities	2,815	(8,361)	11,481	(13,126)
Financing activities:
Issuance of capital stock	-	-	42,714	20,479
Share issue costs	(29)	-	(2,252)	-
Proceeds from exercise of stock options	229	-	540	-
Repayment of mortgage payable	-	-	(1,692)	-
Other long-term liabilities	(524)	-	68	-
Cash flows provided by (used in) financing activities	(324)	-	39,378	20,479
Investing activities:
Investment in capital assets	(515)	(839)	(2,314)	(1,906)
Business acquisitions and investments, net of cash acquired	(18,829)	-	(37,599)	-
Increase in marketable securities	(19,760)	-	(19,760)	-
Proceeds from disposal of shares in partly owned business	-	-	2,057	-
Proceeds from disposal of capital assets	15	3,219	608	3,219
Cash flows provided by (used in) investing activities	(39,089)	2,380	(57,008)	1,313
Change in cash balances due to foreign exchange	250	797	(3,001)	(1,763)
Increase (decrease) in cash and cash equivalents	(16,588)	(5,184)	10,610	6,903
Cash and cash equivalents, beginning of period	58,801	30,647	31,603	18,560
Cash and cash equivalents, end of period	$42,213	$25,463	$42,213	$25,463

Supplementary cash flow information:
Income taxes paid	$-	$396	$-	$396
Interest paid	36	1	66	4
Common shares issued for acquisition	330	-	330	-

The accompanying notes form an integral part of these consolidated financial statements.

Leitch Technology Corporation - Q3 2005	23

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

1.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Standards for interim financial statements. These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein; however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation’s (“Leitch” or the “Company”) 2004 Audited Consolidated Annual Financial Statements.

2.	Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents are defined as highly liquid investments with original maturities of 90 days or less when purchased.

Included in cash and cash equivalents is $1,650 of cash held in escrow pending the release of seller representations and warranties included in the Inscriber acquisition. These funds are restricted from use for general corporate purposes.

Marketable securities consist of investment-grade, fixed income securities, such as government notes, the maturities of which are more than 90 days from the date of purchase. Marketable securities are recorded at lower of cost and market value.

	January 31, 2005		April 30, 2004
	Market value	Carrying value	Market value	Carrying value
Government and Crown Corporation Bonds	17,918	17,752	-	-
Corporate Certificate of Deposit	2,035	2,008	-	-
	$19,953	$19,760	$-	$-

3.	Acquisitions
(a) Inscriber Technology Corporation

In January 2005, the Company acquired all the shares of Inscriber Technology Corporation (“Inscriber”). Inscriber provides broadcast graphics, content branding and logo generation software and turnkey systems to the professional video and television broadcast markets. The consideration for the acquisition consisted of $16,170 in cash and 42,581 common shares of Leitch valued at $330, or $7.75 per share. The value of the shares was determined based on the average market price of the shares over the five day period before and five days after the date the terms of the acquisition were agreed to and announced. Acquisition costs of $520 are also included in the cost of the acquisition. The cash consideration is payable as follows: (i) $11,849 on the closing date of January 6, 2005, (ii) $2,985 one year after the closing date (the “One Year Payment”), and (iii) $1,335 two years after the closing date (the “Two Year Payment”). Of the One Year Payment, $1,650 is held in escrow pending the release of seller representations and warranties. The remaining $1,335 One Year Payment and the Two Year Payment are held in escrow with a third party, with no conditions for release. The excess of the purchase price over the fair value of net tangible assets acquired is $15,564, and has been recorded as Goodwill and intangible assets. The preliminary estimate of intangible assets is being amortized over four years, its estimated useful life.

24	Leitch Technology Corporation - Q3 2005

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

3.	Acquisitions (continued)
The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the consolidated financial statements from the date of acquisition.
The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

Net working capital	$189
Capital assets	1,225
Other assets	42
Goodwill and intangible assets	15,564
17,020
Consideration comprises:
Cash	$14,520
Future cash payments	1,650
Issuance of shares (42,581 common shares)	330
Acquisition costs	520
$17,020

(b) Videotek, Inc.

In May, 2004, the Company acquired all the shares of Videotek, Inc. (“Videotek”). Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consisted of cash of $22,478, assumption of debt of $2,056 and acquisition costs of $1,028. The cash consideration is payable as follows: (i) $18,366 on the closing date of May 14, 2004, (ii) $2,741 six months after the closing date and, (iii) $1,371 twelve months after the closing date. Consideration also included a payment of US$2,000 that was to become payable upon the achievement of certain revenue and margin targets as specified in the agreement. During the third quarter of fiscal 2005, the Company waived the condition on the US$2,000 payment, and the payment will be made in May 2005. Accordingly, goodwill has been increased by $2,484. The excess of the purchase price over the fair value of net tangible assets acquired is $16,003, and has been allocated $5,376 to acquired technology, and $10,627 to goodwill. The acquired technology is being amortized over four years, its estimated useful life.

During fiscal 2005, the Company paid down Videotek’s mortgages by $2,056.
The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the consolidated financial statements from the date of acquisition.

Leitch Technology Corporation - Q3 2005	25

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

3.	Acquisitions (continued)

The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

Net working capital	$4,367
Capital assets	6,991
Other assets	685
Goodwill and intangible assets	16,003
$28,046
Consideration comprises:
Cash	$21,107
Future cash payments	3,855
Assumption of debt	2,056
Acquisition costs	1,028
$28,046

4.	Restructuring and Other Charges

During the first quarter of fiscal 2005, the Company vacated two floors of the facilities in Toronto and accrued the lease rental costs for the remaining lease term and related asset impairment charges, totalling $5,368. The Company also announced an additional headcount reduction of 34 employees in its Toronto manufacturing operation. Costs associated with this reduction were $1,373. These costs have been recorded in the consolidated statements of earnings as Other charges.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

				Amounts
	Outstanding	Additions to	Accretion to	paid to	Outstanding	Long
	April 30,	January 31,	January 31,	January 31,	January 31,	Term
	2004	2005	2005	2005	2005	Portion
Severance	$2,974	$1,276	$--	$3,274	$976	$--
Lease exit costs	6,045	3,168	274	1,743	7,745	5,840
Other	148	97	--	245	--	--
	$9,167	$4,541	$274	$5,261	$8,721	$5,840

The following table summarizes the amounts reported as Other Charges:

Additions to restructuring liability		$4,541
Non-cash component:
Asset write-down		2,200
Accretion charge		274
Total other charges		$7,015

26	Leitch Technology Corporation - Q3 2005

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

5.	Accounts Payable and Accrued Liabilities:

Accounts payable and accrued liabilities are comprised of:

	January 31, 2005	April 30, 2004
Current portion of lease exit costs	$1,905	$1,010
Severance costs from restructuring activities	976	2,974
Deferred gain on sale of building	175	175
Videotek purchase price payable	3,855	-
Inscriber purchase price payable	1,650	-
Current portion of capital lease	463	-
Trade accounts payable and accrued liabilities	24,692	22,137
	$33,716	$26,296

6.	Long-Term Liabilities
Long-term liabilities are comprised of the following:

	January 31, 2005	April 30, 2004
Lease exit costs	$5,840	$5,055
Deferred gain on sale of building	694	825
Long-term portion of capital lease	1,568	-
	$8,102	$5,880

The capital lease is repayable in monthly installments of $48 over the first two years, with a balloon payment due after two years equal to $858 and twelve monthly payments of $44 thereafter. The lease is secured by the equipment under lease and a $636 letter of credit. The effective interest rate of the capital lease is approximately 5.8%.

These long-term liabilities are expected to be relieved as follows:

Fiscal year ending April 30	Lease Exit Costs	Deferred Gain	Capital Lease	Total
2006	1,970	175	579	2,724
2007	1,635	175	1,348	3,158
2008	1,635	175	131	1,941
2009	1,648	128	-	1,776
2010	1,668	37	-	1,705
Thereafter	1,172	135	-	1,307
	9,728	825	2,058	12,611
Present value adjustment	(2,543)	-	(134)	(2,677)
Total	7,185	825	1,924	9,934
Less current portion				(1,832)
Long-term liabilities				$8,102

Leitch Technology Corporation - Q3 2005	27

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

7.	Capital Stock

Pursuant to a short form prospectus filed on October 15, 2004, the Company issued 4,250,000 common shares and a further 270,000 common shares through an over allotment option. The price per share for the offering was $9.45, and the net proceeds from the issue was $40,462 (net of share issue costs of $2,252, net of taxes of $nil.)

During the third quarter of fiscal 2005 the Company issued 42,581 common shares as part of the consideration for the acquisition of Inscriber (Note 2).
8.	Stock-based Compensation

The Company has established a stock option plan to encourage ownership in the Company’s shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

Activity under the Company’s stock option plan is summarized as follows:

	Options	Weighted average exercise price per option
Outstanding, April 30, 2004	2,007,725	$13.68
Granted	934,500	7.15
Exercised	(24,750)	6.50
Cancelled	(223,750)	15.78
Outstanding, July 31, 2004	2,693,725	11.31
Granted	71,000	9.44
Exercised	(20,975)	7.04
Cancelled	(257,975)	20.20
Outstanding, October 31, 2004	2,485,775	10.37
Granted	617,500	7.81
Exercised	(25,475)	9.02
Cancelled	(122,400)	17.83
Outstanding, January 31, 2005	2,955,400	9.54
Exercisable, January 31, 2005	1,013,487	$2.99

The Company applies the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense of $322 in the third quarter of fiscal 2005, and $797 for the nine months ending January 31, 2005.

28	Leitch Technology Corporation - Q3 2005

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

8.	Stock-based Compensation (continued)

Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method, and no compensation expense was recorded. CICA Handbook Section 3870 provides that companies also disclose, on a pro forma basis, the net earnings (loss) for the period and earnings (loss) per share had the Company adopted the fair value method for accounting for stock options granted from May 1, 2001, to April 30, 2003. Had compensation expense been determined based on the fair value at the grant dates for these stock options, the Company’s results would have been as follows:

	Three months ended January 31,		Nine months ended January 31
	2005	2004	2005	2004
Net earnings (loss) as reported	$2,223	$(4,114)	$551	$(15,562)
Pro forma	2,108	(4,359)	(40)	(16,310)
Earnings (loss) per share as reported
Basic	$0.06	$(0.13)	$0.02	$(0.48)
Diluted	0.06	(0.13)	0.01	(0.48)
Earnings (loss) per share pro forma
Basic	$0.05	$(0.13)	$0.00	$(0.50)
Diluted	0.05	(0.13)	0.00	(0.50)

The fair value of each stock option grant was determined on the date of grant, and the estimated fair value of the options is amortized over the vesting period on a straight-line basis. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
Risk-free interest rate	3.6%	4.1%	3.5%	4.0%
Dividend yield	-	-	-	-
Expected life	5 years	5 years	5 years	5 years
Expected volatility	51.7%	51.6%	49.8%	51.6%
Weighted average grant date fair values of options issued:
Options granted at estimated market price	$3.80	$2.13	$3.54	$2.13
Options granted at greater than estimated market price	-	2.07	-	1.87

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

Leitch Technology Corporation - Q3 2005	29

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

9.	Segmented Information

For a full description of the Company’s operating segments, reference should be made to Leitch’s 2004 Audited Consolidated Annual Financial Statements. During the current period, the Company realigned its industry segments, creating Digital Media from the combination of the Company’s previous Post Production segment and the recently acquired Inscriber operation.

a) Industry Segments

	Video Processing		Digital
Three months ended January 31, 2005	and Distribution	Servers	Media	Other	Total
Revenue	$35,921	$8,890	$4,882	$-	$49,693
Contribution margin	13,003	2,094	1,620	-	16,717
Selling and administrative					14,465
Other charges					97
Investment income					(516)
Earnings before amortization, equity interest and income taxes					$2,671
Total assets	$134,395	$23,736	$25,827	$38,801	$222,039
Capital asset expenditures	372	92	51	-	515
Goodwill and intangible assets	15,051	-	15,435	-	30,486

	Video Processing		Digital
Three months ended January 31, 2004	and Distribution	Servers	Media	Other	Total
Revenue	$27,840	$6,242	$4,710	$-	$38,792
Contribution margin	7,109	1,382	2,095	-	10,586
Selling and administrative					14,773
Other charges					-
Investment income					(65)
Loss before amortization, equity interest and income taxes					($4,122)
Total assets	$87,861	$39,217	$37,363	$21,706	$186,147
Capital asset expenditures	448	200	191	-	839

30	Leitch Technology Corporation - Q3 2005

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

9.	Segmented Information (continued)
a) Industry Segments (continued)

	Video
	Processing
Nine months ended January 31, 2005	and Distribution	Servers	Digital Media	Other	Total
Revenue	$117,122	$31,634	$11,984	$-	$160,740
Contribution margin	39,494	8,699	3,468	-	51,661
Selling and administrative					46,273
Other charges					7,015
Investment income					(1,325)
Loss before amortization, equity interest and income taxes					($302)
Total assets	$134,395	$23,736	$25,827	$38,801	$222,039
Capital asset expenditures	3,037	1,085	346	-	4,468
Goodwill and intangible assets	15,051	-	15,435	-	30,486

	Video
	Processing
Nine months ended January 31, 2004	and Distribution	Servers	Digital Media	Other	Total
Revenue:	$81,460	$18,946	$12,322	$-	$112,728
Contribution margin	20,824	3,513	3,960	-	28,297
Selling and administrative					43,444
Other charges					2,918
Interest income					(261)
Loss before amortization, equity interest and income taxes					($17,804)
Total assets	$87,861	$39,217	$37,363	$21,706	$186,147
Capital asset expenditures	1,232	382	292	-	1,906

b) Geographic Segments

Three months ended January 31, 2005	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$20,832	$12,722	$5,946	$10,193	$49,693
Identifiable assets	76,844	20,867	117,605	6,723	222,039
Goodwill and intangible assets	15,051	-	15,435	-	30,486

Three months ended January 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$15,334	$8,908	$5,391	$9,159	$38,792
Identifiable assets	53,185	30,664	93,036	9,262	186,147

Leitch Technology Corporation - Q3 2005	31

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

9.	Segmented Information (continued)

b) Geographic Segments (continued)

			Non-U.S.
Nine months ended January 31, 2005	United States	Europe	Americas	Pacific Rim	Total
Revenue	$65,943	$42,053	$18,006	$34,738	$160,740
Identifiable assets	76,844	20,867	117,605	6,723	222,039
Goodwill and intangible assets	15,051	-	15,435	-	30,486

			Non-U.S.
Nine months ended January 31, 2004	United States	Europe	Americas	Pacific Rim	Total
Revenue	$47,097	$26,215	$15,623	$23,793	$112,728
Identifiable assets	53,185	30,664	93,036	9,262	186,147

10.	Net Change in Non-cash Balances Related to Operations

The net change in non-cash balances related to continuing operations is as follows:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
Accounts receivable	$2,011	$(2,579)	$(3,667)	$830
Inventory	(1,246)	1,894	6,879	262
Income taxes	(547)	(123)	(1,125)	772
Prepaid expenses and other assets	(574)	(1,314)	1,137	(436)
Accounts payable and accrued liabilities	(2,836)	(4,182)	(3,727)	(4,190)
	$(3,192)	$(6,304)	$(503)	$(2,762)

11.	Sale of Partly Owned Business

During the first quarter, the Company sold its investment in Path 1 Network Technologies Inc. for net proceeds of $2,057 cash. This investment had been written down to a carrying value of nil during fiscal 2002; therefore, the entire proceeds have been recorded as a gain on sale of partly owned business.

12.	Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation.

32	Leitch Technology Corporation - Q3 2005